SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16


                     OF THE SECURITIES EXCHANGE ACT OF 1934


                          FOR THE MONTH OF AUGUST, 2003


                                ECI TELECOM LTD.
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                 30 HASIVIM STREET O PETAH TIKVA 49133 O ISRAEL

                    (ADDRESS OF PRINCIPAL CORPORATE OFFICES)


       Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

       Form 20-F [X]                      Form 40-F [  ]

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

       Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

       Yes [  ]                           No [X]

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______

Attached hereto and incorporated herein by reference are the following documents:

1. Registrant's Press Release dated July 3, 2003, entitled "ECI Telecom Updates Outlook for Second Quarter 2003", attached as Exhibit 1 hereto.

2. Registrant's Press Release dated August 6, 2003, entitled "ECI Telecom Announces Second Quarter and First Half 2003 Results", attached as
       Exhibit 2 hereto.

3. Registrant's Press Release dated August 6, 2003, entitled " ECI Telecom Names Gerd Tenzer to its Board of Directors", attached as Exhibit 3 hereto.

4. Registrant's Interim Consolidated Financial Statements (Unaudited) as at June 30, 2003, attached as Exhibit 4 hereto.

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          ECI TELECOM LTD.
                                          (Registrant)


                                          By:     /s/ Martin Ossad
                                                  ----------------------------
                                          Name:   Martin Ossad
                                          Title:  Corporate Vice President and
                                                  General Counsel



Dated:  September 3, 2003

--------------------------------------------------------------------------------
                                                                       EXHIBIT 1
[eci Telecom LOGO]
--------------------------------------------------------------------------------

               ECI TELECOM UPDATES OUTLOOK FOR SECOND QUARTER 2003

--------------------------------------------------------------------------------

PETAH TIKVA, ISRAEL, JULY 3, 2003, ECI Telecom Ltd. (Nasdaq: ECIL) announced today that, further to the press release issued earlier today by ECtel (NASDAQ:
ECTX, of which ECI holds 59%) reporting preliminary second quarter results, ECI is updating its outlook for the second quarter ended June 30, 2003. Based upon the revenue decline at ECtel, and a slightly larger than expected decline in the revenues of its core businesses, ECI now expects total consolidated revenues for its second quarter to be approximately $101 million - $103 million.

ECI also expects to take a number of special charges in the quarter. It will make certain additional provisions with respect to a specific long term receivable reflecting the expected outcome of advanced discussions with the customer. These discussions include revised and extended repayment terms. In addition, ECI plans to record charges associated with the recent restructuring of its Lightscape Optical Networks Division. These provisions and charges are expected to total approximately $15 million to $17 million.

As a result, ECI now estimates the total net loss for its second quarter of 2003 to be between $30 million and $32 million or ($0.28)/share to ($0.30)/share. This does not include any possible impact from an evaluation of goodwill to be undertaken by ECtel. As of March 31, 2003 the total goodwill on ECtel`s balance sheet was $16.3 million. Should this evaluation result in an impairment charge, it could further impact ECI's net loss by 59% of such a charge.

During the quarter, ECI continued to generate significant positive cash flow from operations and paid down $123 million of bank debt. At the end of the quarter, cash, cash equivalents, deposits and short-term investments exceeded bank debt by approximately $170 million, compared to an excess of $150 million at the end of the first quarter. ECI has also reached agreement with its banks and, as a result, is now in compliance with its debt covenants. Under the terms of the agreement ECI has $60 million in long term loans and a $30 million short term credit facility.

ECI will report its results for the quarter, and hold a conference call, on August 6, 2003.

ABOUT ECI TELECOM
ECI Telecom provides advanced, telecommunications solutions to leading carriers and service providers, worldwide. By translating a deep understanding of its customers' needs into innovative, technologically excellent solutions, ECI enables its customers to increase the value of their networks and reduce operating expenses. ECI's platforms enable carriers and service providers to easily introduce new revenue-generating services. ECI has pioneered key technologies including voice compression, SDH, DSL, and has enabled the establishment of global networks. ECI specializes in metro optical networks, broadband access, bandwidth management and carrier-class VoIP solutions.

Certain statements contained in this release may contain forward-looking information with respect to plans, projections, or future performance (including guidance on future financial performance) of the Company. By their nature, forward-looking statements involve certain risks and uncertainties including, but not limited to, the slowdown in expenditures by telecom service providers, the ability to return to profitability, product and market acceptance risks, the impact of competitive pricing, product development, commercialization and technological difficulties, as well as risks related to operations in Israel, fluctuations in quarterly and annual results of operations and other risks detailed in the Company's filings with the Securities and Exchange Commission.

Contact: Investor Relations, ECI Telecom:
Israel: Daniel Chertoff +(972)-3-926-6255 email: daniel.chertoff@ecitele.com Kim Kelly: +(972)-3-926-6092 email: kim.kelly@ecitele.com

--------------------------------------------------------------------------------
                                                                       EXHIBIT 2
[eci Telecom LOGO]
--------------------------------------------------------------------------------

                    ECI TELECOM ANNOUNCES SECOND QUARTER AND

                             FIRST HALF 2003 RESULTS

--------------------------------------------------------------------------------

PETAH TIKVA, ISRAEL, AUGUST 6, 2003, ECI Telecom Ltd. (Nasdaq: ECIL) today announced consolidated results of operations for the second quarter and six months ended June 30, 2003.

SECOND QUARTER RESULTS
Revenues for the second quarter of 2003 were $102 million compared to $119 million in the first quarter of 2003 and $174 million in the second quarter of 2002. Gross profit was $37.3 million (36.7% of revenues), compared to gross profit of $48.7 million (41.0%) in the first quarter and $67.5 million (38.8%) in the second quarter of 2002. The operating loss for the second quarter of 2003 was $34.3 million compared to an operating loss of $5.6 million in the first quarter and an operating loss of $3.2 million for the second quarter of 2002. The net loss for the second quarter of 2003 was $35.0 million, or $0.32 per share, compared to a net loss of $7.8 million, or $0.07 per share in the first quarter of 2003 and a net loss of $7.5 million, or $0.07 per share in the second quarter of 2002.

Second quarter 2003 results include several specific items totaling approximately $21 million: a $6.6 million provision for a specific doubtful account and a related $3.4 million charge recorded in other expenses, a $6.7 million impairment of assets associated mostly with ECtel's writedown of goodwill from its NetEye acquisition, and $4.4 million in restructuring expenses associated largely with the integration of the Lightscape Optical Networks Division and Enavis into the Optical Networks Division.

During the quarter, the Company continued to generate positive cash flow. The net cash from operations was $20 million. At the end of the quarter, cash, cash equivalents, and short-term investments totaled $228 million. As previously reported, ECI has reached agreement with its banks and ended the quarter with $60 million in long term bank loans.

RESULTS FOR THE FIRST HALF, 2003
For the first six months of 2003, revenues were $220 million compared to $350 million for the first half of 2002. Gross profit in the first half of 2003 was $85.9 million (39.0% of revenues) compared to $131.5 million (37.6%) for the same period last year. The operating loss was $39.9 million, compared to a loss of $7.8 million for the first half of 2002. The net loss was $42.8 million, or $0.40 per share, compared to a net loss of $59.5 million, or $0.57 per share, for the first half of last year.

The BROADBAND ACCESS DIVISION (formerly the Inovia Broadband Access Division) recorded revenues of $45 million in the second quarter of 2003 compared to $51 million in the first quarter of 2003 and $73 million in the second quarter of last year. Operating income was $4.2 million compared to $5.6 million in the first quarter and $1.9 million in the second quarter of last year. The operating income reflects improved gross margins resulting from the Company`s vigorous engineering improvements and cost reduction efforts, as well as an advantageous product mix. During the quarter, the Company announced the completion of the OSMINE process for Telcordia Systems Integration. This now enables ECI to offer its products to the major carriers in the US market in line with its strategy of broadening its markets and becoming a global player in the broadband access market.

In addition, ECI continues to invest in, and lead in, products that enable "triple-play" services - voice, data and video. ECI considers this a focus area and believes it holds a particularly strong competitive position in this strategic and promising market. As an example, after the close of the quarter, ECI announced a multi-year contract with the Cyprus Telecommunications Authority
(CYTA) for tens of thousands of DSL lines to enable the delivery of voice, data and video services in Cyprus. CYTA's network represents one of Europe's first triple play service networks.

The OPTICAL NETWORKS DIVISION (formerly the Lightscape Optical Networks Division which consisted of Lightscape and Enavis) recorded revenues of $40 million in the second quarter of 2003 compared to $42 million in the first quarter and $60 million in the second quarter of last year. The operating loss was $15.5 million compared to an operating loss of $6.3 million in the first quarter and $5.5 million in the second quarter last year. The Division's results reflect the decline in the optical networks market as well as, what we believe was a temporary impact of the SARS epidemic in China. During the quarter, ECI established a presence in India and, in July, announced the deployment of the XDM multi-service optical platform at TATA Power Company, part of the TATA Group. The Division has released its new network management system to select customers and is on track to deliver Ethernet switching on the XDM during the fourth quarter.

OTHER BUSINESSES
ECTEL (NASDAQ: ECTX), in which ECI holds a 58% stake, reported revenues of $10 million in the second quarter of 2003 compared to $15 million in the first quarter of 2003 and $24 million in the second quarter of 2002. Its net loss was $13.8 million compared to a net loss of $3.8 million in the first quarter and a net profit of $4.3 million in the second quarter of 2002. Second quarter 2003 results include a goodwill impairment charge of $6.0 million (noted above).

Sales to VERAZ NETWORKS totaled $6.5 million in the second quarter of 2003 compared to $8.7 million in the first quarter. ECI holds 43% of privately-held Veraz. ECI manufactures and sells DCME (Digital Circuit Multiplication Equipment) and Voice over IP products to Veraz for resale. Veraz recently announced that wholesale long distance providers, BtNAccess, a wholly owned subsidiary of PCCW, and vNet, a North American carrier, have deployed Veraz's network solution to deliver toll-quality long distance and carrier peering services to their carrier customers. Similarly, CODETEL, a Verizon company, and

M1 from Singapore have deployed Veraz's media gateway for their international bilateral VoIP traffic exchange.

COMMENTING, DORON INBAR, PRESIDENT AND CEO SAID, "Our results reflect the continuing weakness in the telecommunications industry and the extremely cautious stance taken by carriers and service providers. This was especially noticeable in the results of our Optical Networks Division. However, with a slightly increased level of market activity, as well as the expected decline of the SARS scare, we now expect to see sequential revenue growth and improved operating results in the Division. We have also now completed the previously announced integration of Lightscape and Enavis into the Optical Networks Division.

"In the Broadband Access Division we are pleased to report continuing strong profitability - in spite of the decline in revenues, which is likely to continue into the third quarter. The revenue decline reflects procurement and deployment cycles for multi-year contracts at our large accounts, where we are maintaining our market share, as well as the general price decline in this market. We expect continued strong demand in the broadband access market expanding beyond ADSL to areas such as VDSL, FTTP (Fiber To The Premises) and FTTC (Fiber To The Curb). We are encouraged by our strong position in the VDSL market, especially in Europe, and are committed to becoming an important player in the FTTP and FTTC markets.

"We remain focused on financial prudence as we continue to generate positive cash flow, build our cash position and reduce operating expenses.

"Although it is difficult to give specific guidance for the third quarter in light of the continued limited visibility in the market, we expect the decline in revenues in Broadband Access to be offset by growth in Optical Networks, resulting in essentially flat to slightly lower revenues in our core businesses.

"Despite the disappointing results of the second quarter, we are becoming increasingly confident in our ability to execute our strategy. Our organization, competitive product line and cost structure are now aligned with our strategy and with market reality. These factors, in addition to our strong balance sheet, are the foundations for creating growth and for becoming a strong, world-class competitor."

SEPARATELY, ECI ANNOUNCED TODAY THAT GERD TENZER, former Deputy Chairman of the Board of Management of Deutsche Telekom, has joined the ECI Board of Directors.

A conference call to discuss ECI Telecom's results will take place today, Wednesday, August 6 at 8:30am EST (3:30pm Israel).

To access the conference call, please dial one of the following numbers:
US:(877) 260-8899, International:  (612) 332-0335, Israel: 1800-9370052.

A replay option will be available after the conference call, from 12:00 pm EST on August 6, 2003, through August 13, 2003, at 11:59pm EST.

Replay numbers:
US: (800)-475-6701, Int. +320-365-3844. Access code for both: 693846.

A webcast of the conference call can be accessed on the ECI Telecom website at www.ecitele.com.


ABOUT ECI TELECOM
ECI Telecom provides advanced, telecommunications solutions to leading carriers and service providers, worldwide. By translating a deep understanding of its customers' needs into innovative, technologically excellent solutions, ECI enables its customers to increase the value of their networks and reduce operating expenses. ECI's platforms enable carriers and service providers to easily introduce new revenue-generating services. ECI has pioneered key technologies including voice compression, SDH, DSL, and has enabled the establishment of global networks. ECI specializes in metro optical networks, broadband access, bandwidth management and carrier-class VoIP solutions.

Certain statements contained in this release may contain forward-looking information with respect to plans, projections, or future performance (including guidance on future financial performance) of the Company. By their nature, forward-looking statements involve certain risks and uncertainties including, but not limited to, the general deterioration of the global economy and slowdown in expenditures by telecommunications service providers, our substantial net losses and possibility of future net losses, rapid technological change in our markets, competitive factors, price erosion in the market for certain of our products, dependence on large customers, fluctuations in our quarterly and annual results, potential inability to raise additional funds, if needed, on favorable terms, risks associated with international sales, fluctuations in the results of our subsidiary ECtel, risks relating to our intellectual property, integration of recently combined operations, substantial outstanding line of credit and related loan to one of our customers and its affiliate, unexpected tax demands, currency fluctuations, potentially disruptive acquisitions, dependence on limited suppliers and subcontractors, , as well as risks related to operations in Israel, and other risks detailed in the Company's annual report on Form 20-F for the year ended December 31, 2002 and other filings with the Securities and Exchange Commission.

Contact: Investor Relations, ECI Telecom:
Israel: Daniel Chertoff +(972)-3-926-6255 email: daniel.chertoff@ecitele.com Kim Kelly: +(972)-3-926-6092 email: kim.kelly@ecitele.com

                                    TABLE - 1
                                ECI TELECOM LTD.
                                AND SUBSIDIARIES
                 GAAP REPORTED CONSOLIDATED STATEMENTS OF INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE FIGURES)

                                                        Three Months Ended                Six Months Ended            Three Months
                                                             June 30,                         June 30,               Ended March 31,
                                                    ---------------------------     ------------------------------   ---------------
                                                       2003           2002              2003              2002            2003
                                                    -----------    ------------     --------------     -----------   ---------------
Revenues                                              $101,612        $174,139           $220,283        $349,548         $118,671
Cost of revenues                                        64,319         106,596            134,336         218,035           70,017
                                                    -----------    ------------     --------------     -----------   ---------------
Gross profit                                            37,293          67,543             85,947         131,513           48,654
Research and development costs, net                     17,969          24,767             37,441          49,498           19,472
Selling and marketing expenses                          22,526          29,927             44,319          58,661           21,793
General and administrative expenses                     12,979          15,611             25,158          30,307           12,179
Provision for a specific doubtful account                6,600               -              6,600               -                -
Amortization of  intangible assets                         441             440              1,233             880              792
Impairment of assets                                     6,686               -              6,686               -                -
Restructuring expenses                                   4,441               -              4,441               -                -
                                                    -----------    ------------     --------------     -----------   ---------------
Operating loss                                         (34,349)         (3,202)           (39,931)         (7,833)          (5,582)
Financial income (expenses), net                          (858)          3,125             (1,299)          4,067             (441)
Other income (expenses), net                            (4,767)         (1,699)            (5,001)          8,782             (234)
                                                    -----------    ------------     --------------     -----------   ---------------
Loss from continuing operations
 before taxes on income                                (39,974)         (1,776)           (46,231)          5,016           (6,257)
Taxes on income                                           (492)         (2,106)            (1,089)         (6,662)            (597)
                                                    -----------    ------------     --------------     -----------   ---------------
Loss from continuing operations
 after taxes on income                                 (40,466)         (3,882)           (47,320)         (1,646)          (6,854)
Company's equity in results of
 investee companies - net                                 (286)           (656)            (1,347)         (1,456)          (1,061)
Minority interest in results of
 subsidiaries - net                                      6,164          (1,834)             8,393          (3,352)           2,229
                                                    -----------    ------------     --------------     -----------   ---------------
Loss from continuing operations                        (34,588)         (6,372)           (40,274)         (6,454)          (5,686)

loss on discontinued operations, including
impairment of related goodwill,   net of tax              (404)         (1,094)            (2,524)        (52,532)          (2,120)
Cumulative effect of an accounting change, net               -               -                  -            (550)               -
                                                    -----------    ------------     --------------     -----------   ---------------
Net Loss                                               (34,992)         (7,466)           (42,798)        (59,536)          (7,806)
                                                    ===========    ============     ==============     ===========   ==============



BASIC AND DILUTED LOSS PER SHARE
Continuing operations                                   $(0.32)         $(0.06)            $(0.38)         $(0.06)          $(0.05)
Discontinued operations                                 $(0.00)         $(0.01)            $(0.02)         $(0.50)          $(0.02)
Cumulative effect of an accounting change                    -               -                  -          $(0.01)               -
                                                    -----------    ------------     --------------     -----------     ------------
                                                        $(0.32)         $(0.07)            $(0.40)         $(0.57)          $(0.07)
                                                    ===========    ============     ==============     ===========     ============

Weighted average number of shares
outstanding used to compute basic and diluted
loss per share - in thousands                          107,792         106,953            107,689         103,727          107,585
                                                    ===========    ============     ==============     ===========     ============

                                    TABLE - 2
                                ECI TELECOM LTD.
                                AND SUBSIDIARIES
                    GAAP REPORTED CONSOLIDATED BALANCE SHEETS
                                 (In thousands)

                                                              June 30,           March 31,           December 31,
                                                               2003                2003                  2002
                                                         -----------------     --------------      -----------------

ASSETS
Current Assets
Cash and cash equivalents                                         211,428            310,657                356,649
Short-term investments                                             16,806             17,367                  6,840
Trade Receivables                                                 175,597            196,993                207,315
Other receivables and prepaid expenses                             30,133             28,145                 28,543
Net balance of discontinued operations                                  -             17,357                 20,648
Recoverable costs and estimated
 earnings, not yet billed                                          15,794             13,514                 13,690
Inventories                                                       137,788            144,084                149,747
                                                         -----------------     --------------      -----------------
Total current assets                                              587,546            728,117                783,432
                                                         -----------------     --------------      -----------------
Long-term receivables, investments and long-term
deposits -net of current maturities                               161,766            175,902                175,158
                                                         -----------------     --------------      -----------------
Property, plant and equipment - net                               129,136            133,601                138,587
                                                         -----------------     --------------      -----------------
Software development costs, net                                    17,962             18,959                 20,082
                                                         -----------------     --------------      -----------------
Other assets                                                       24,285             37,601                 37,840
                                                         -----------------     --------------      -----------------

                                                         -----------------     --------------      -----------------
TOTAL ASSETS                                                      920,695          1,094,180              1,155,099
                                                         =================     ==============      =================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term bank loans and current maturities                       15,000            183,185                230,012
Trade payables                                                     41,576             49,167                 41,221
Other payables and accrued liabilities                            126,176            124,195                133,826
Net balance of discontinued operations                                220              8,857                 12,148
                                                         -----------------     --------------      -----------------
Total current liabilities                                         182,972            365,404                417,207
                                                         -----------------     --------------      -----------------

Long-term liabilities
Bank loans                                                         45,000                  -                      -
Other liabilities                                                   8,243              8,273                  8,379
Liability for employee severance benefits - net                    28,897             25,602                 26,357
                                                         -----------------     --------------      -----------------
Total long-term liabilities                                        82,140             33,875                 34,736
                                                         -----------------     --------------      -----------------
Minority Interest                                                  48,481             54,598                 56,756
                                                         -----------------     --------------      -----------------
Shareholders' equity
Share capital                                                       6,160              6,156                  6,152
Capital surplus                                                   660,261            658,756                658,425
Accumulated other
 comprehensive loss                                                  (176)              (458)                (1,832)
Retained earnings                                                 (59,143)           (24,151)               (16,345)
                                                         -----------------     --------------      -----------------
Total shareholders' equity                                        607,102            640,303                646,400

                                                         -----------------     --------------      -----------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                        920,695          1,094,180              1,155,099
                                                         =================     ==============      =================

--------------------------------------------------------------------------------
                                                                       EXHIBIT 3

[eci Telecom]
--------------------------------------------------------------------------------


            ECI TELECOM NAMES GERD TENZER TO ITS BOARD OF DIRECTORS

--------------------------------------------------------------------------------

Petah Tikva, Israel, August 6, 2003, ECI Telecom (Nasdaq: ECIL) announced today the appointment of Gerd Tenzer to its Board of Directors.

Gerd Tenzer brings 35 years of telecommunications industry experience to ECI Telecom including senior positions at Deutsche Telecom. Mr. Tenzer joined Deutsche Telekom in 1990 where he was a member of the Board of Management responsible for, among other things, networks, purchasing, and broadband cable. He has served as Deputy Chairman of the Board of Management and, since December, 2002 has been special Representative to the Chairman of the Board of Management for competition and telecommunications policy. Prior to joining Deutsche Telekom Mr. Tenzer worked at the German Federal ministry of Posts and Telecommunications and, for 10 years, headed the Ministry's Policy section. Mr. Tenzer studied telecommunications at the technical university in Aachen and received the degree of diplom-ingenieur. He is currently Vice Chairman of the Board of Ses-global, a Luxembourg-based satellite company.

Shlomo Dovrat, Chairman of the Board of ECI Telecom, said, "We are delighted to welcome a man of Gerd Tenzer`s caliber to ECI's Board of Directors. Europe is ECI's largest market and Gerd Tenzer has played a major role in the development of Deutsche Telekom - one of Europe's leading carriers. His contributions to the European telecommunications industry in general and to Deutsche Telekom in particular, are well known. He brings a wealth of industry experience to ECI and is bound to make a major contribution to the Board."

Commenting on his appointment, Gerd Tenzer said: "I have been working with ECI for many years and have always had a strong appreciation for the Company's leading and innovative technology, responsiveness to its customers and ability to understand and anticipate the needs of carriers. I am delighted to have the opportunity to join ECI`s Board and contribute towards ECI's future success."

Gerd Tenzer joins a Board which already includes recognized Telecom industry experts such as Krish Prabhu, former Chief Operating Officer of Alcatel, Colin Green, formerly of BT, Casimir Skrzypczak, who has filled senior executive positions at, among other places, Cisco Systems, Telcordia Technologies, and Verizon, and Richard Liebhaber, a US industry expert with extensive experience in both the service provider and vendor aspects of telecommunications at, among other places, MCI.

ABOUT ECI TELECOM
ECI Telecom provides advanced, telecommunications solutions to leading carriers and service providers, worldwide. By translating a deep understanding of its customers' needs into innovative, technologically excellent solutions, ECI enables its customers to increase the value of their networks and reduce operating expenses. ECI's platforms enable carriers and service providers to easily introduce new revenue-generating services. ECI has pioneered key technologies including voice compression, SDH, DSL, and has enabled the establishment of global networks. ECI specializes in metro optical networks, broadband access, bandwidth management and carrier-class VoIP solutions.

Certain statements contained in this release may contain forward-looking information with respect to plans, projections, or future performance (including guidance on future financial performance) of the Company. By their nature, forward-looking statements involve certain risks and uncertainties including, but not limited to, the slowdown in expenditures by telecom service providers, the ability to return to profitability, product and market acceptance risks, the impact of competitive pricing, product development, commercialization and technological difficulties, as well as risks related to operations in Israel, fluctuations in quarterly and annual results of operations and other risks detailed in the Company's filings with the Securities and Exchange Commission.

Contact: Investor Relations, ECI Telecom:
Israel: Daniel Chertoff +(972)-3-926-6255 email: daniel.chertoff@ecitele.com Kim Kelly: +(972)-3-926-6092 email: kim.kelly@ecitele.com

                                                                       EXHIBIT 4

                                                       .





                                ECI TELECOM LTD.

                              INTERIM CONSOLIDATED
                              FINANCIAL STATEMENTS
                                   (UNAUDITED)

                               AS AT JUNE 30, 2003

                                                                ECI Telecom Ltd.

CONSOLIDATED FINANCIAL STATEMENTS AS AT JUNE 30, 2003
--------------------------------------------------------------------------------


CONTENTS


                                                                            PAGE


Consolidated Balance Sheets                                                    2


Consolidated Statements of Income                                              4


Consolidated Statement of Comprehensive Income                                 6


Consolidated Statements of Changes in Shareholders' Equity                     7


Consolidated Statements of Cash Flows                                         10


Condensed Notes to the Interim Consolidated Financial Statements              14

     SOMEKH CHAIKIN
     Mail address          Office Address               Telephone 972 3 684 8000
     PO Box 609            KPMG Millennium Tower        Fax 972 3 684 8444
     Tel Aviv 61006        17 Ha'arba'a Street
     Israel                Tel Aviv 64739
                           Israel

THE BOARD OF DIRECTORS OF ECI TELECOM LTD.

REVIEW OF THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX AND THREE MONTH PERIODS ENDED JUNE 30, 2003

At your request, we have reviewed the interim consolidated balance sheet of ECI Telecom Ltd. and its subsidiaries as at June 30, 2003, and the related interim consolidated statements of income, the interim statements of comprehensive income, the interim statements of changes in shareholders' equity and the interim consolidated statements of cash flows for the six and three month periods then ended.

Our review was carried out in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel (such review procedures are substantially identical to review procedures in the United States) and included, inter alia, reading the said financial statements, reading the minutes of Shareholders' Meetings and of the Board of Directors and its committees, as well as making inquiries of those responsible for financial and accounting matters.

We received review reports of other auditors, regarding the interim financial statements of certain consolidated subsidiaries, whose assets constitute approximately 7.72% of the total consolidated assets as at June 30, 2003 and whose revenues constitute approximately 5.38% and 4.82% of the consolidated revenues for the six and three month periods then ended, respectively. Furthermore, the data included in the interim financial statements relating to the net asset value of the Company's investments in affiliation and its equity in their operating results, is based on the interim financial statements of such affiliates, for most of them, were reviewed by other auditors.

Since such a review is limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the said interim consolidated financial statements.

In the course of our review, including the review of reports of other auditors, nothing came to our attention which would indicate the necessity of making material changes in the said financial statements in order for them to be in conformity with generally accepted accounting principles (GAAP) in the United States, and in conformity with the U.S. Securities and Exchange Commission Regulation regarding Interim Financial Statements (regulation S-X: Item 210.10-01). Note 10 to the Financial Statements describes the material differences between U.S. and Israeli GAAP as they relate to these financial statements.

/s/ Somekh Chaikin
------------------

Somekh Chaikin
Certified Public Accountants (Isr.)

August 5, 2003

              Somekh  Chaikin,  a  partnership   registered
              under the Israeli Partnership Ordinance, is a member of KPMG International, a Swiss
              Association


CONSOLIDATED BALANCE SHEETS
----------------------------------------------------------------------------------------------------------------------------



                                                                          JUNE 30            JUNE 30        DECEMBER 31
                                                                             2003               2002               2002
                                                                   --------------     --------------     --------------
                                                                      (UNAUDITED)        (UNAUDITED)          (AUDITED)
                                                                   --------------     --------------     --------------
                                                                   $ IN THOUSANDS     $ IN THOUSANDS     $ IN THOUSANDS
                                                                   --------------     --------------     --------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                                211,428            293,291           356,649
Short-term investments                                                    16,806             51,293             6,840
Receivables:
 Trade                                                                   175,597            252,504           207,315
 Other                                                                    24,989             27,389            24,194
Prepaid expenses                                                           5,144              7,618             4,349
Recoverable costs and estimated
 earnings, not yet billed                                                 15,794              8,750            13,690
Inventories                                                              137,788            217,959           149,747
Assets - discontinued operation                                                -                  -            20,648
                                                                   --------------     --------------     --------------

TOTAL CURRENT ASSETS                                                     587,546            858,804           783,432
                                                                   --------------     --------------     --------------

LONG-TERM BANK DEPOSITS AND RECEIVABLES, NET                             124,256            173,070           132,173
                                                                   --------------     --------------     --------------

INVESTMENTS                                                               37,510             36,419            42,985
                                                                   --------------     --------------     --------------

PROPERTY, PLANT AND EQUIPMENT
Cost                                                                     282,375            313,379           278,159
Less - Accumulated depreciation                                          153,239            145,603           139,572
                                                                   --------------     --------------     --------------
                                                                         129,136            167,776           138,587
                                                                   --------------     --------------     --------------

SOFTWARE DEVELOPMENT COSTS, NET                                           17,962             23,378            20,082
                                                                   --------------     --------------     --------------

Goodwill and other intangible assets                                      13,656             22,111            21,045
                                                                   --------------     --------------     --------------

Other assets                                                              10,629             23,474            16,795
                                                                   --------------     --------------     --------------

/s/ Doron Inbar
--------------------------------------------------------------
Doron Inbar, President, Chief Executive Officer

/s/ Giora Bitan
--------------------------------------------------------------
Giora Bitan, Executive Vice President, Chief Financial Officer

August 5, 2003

                                                                   --------------     --------------     --------------
TOTAL ASSETS                                                             920,695          1,305,032          1,155,099
                                                                   ==============     ==============     ==============

                                                                                        ECI Telecom Ltd.

----------------------------------------------------------------------------------------------------------------------------



                                                                          JUNE 30            JUNE 30        DECEMBER 31
                                                                             2003               2002               2002
                                                                   --------------     --------------     --------------
                                                                      (UNAUDITED)        (UNAUDITED)          (AUDITED)
                                                                   --------------     --------------     --------------
                                                                   $ IN THOUSANDS     $ IN THOUSANDS     $ IN THOUSANDS
                                                                   --------------     --------------     --------------

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Short-term loans and current maturities
 of long-term loans                                                       15,000            123,349           230,012
Trade payables                                                            41,576             48,265            41,221
Other payables and accrued liabilities                                   126,176            163,841           133,826
Liabilities - discontinued operations                                        220                  -            12,148
                                                                   --------------     --------------     --------------

TOTAL CURRENT LIABILITIES                                                182,972            335,455           417,207
                                                                   --------------     --------------     --------------

LONG-TERM LIABILITIES

Bank loans                                                                45,000            133,334                 -
Other liabilities                                                          8,243             10,963             8,379
Liability for employee severance benefits, net                            28,897             27,531            26,357
                                                                   --------------     --------------     --------------

TOTAL LONG-TERM LIABILITIES                                               82,140            171,828            34,736
                                                                   --------------     --------------     --------------

TOTAL LIABILITIES                                                        265,112            507,283           451,943
                                                                   --------------     --------------     --------------

MINORITY INTEREST                                                         48,481             54,705            56,756
                                                                   --------------     --------------     --------------

SHAREHOLDERS' EQUITY
Share capital                                                              6,160              6,144             6,152
Capital surplus                                                          660,261           *657,499           658,425
Accumulated other comprehensive loss                                        (176)              (403)           (1,832)
Retained earnings (deficit)                                              (59,143)           *79,804           (16,345)
                                                                   --------------     --------------     --------------

TOTAL SHAREHOLDERS' EQUITY                                               607,102            743,044           646,400
                                                                   --------------     --------------     --------------





                                                                   --------------     --------------     --------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                               920,695          1,305,032         1,155,099
                                                                   ==============     ==============     ==============


(*) Reclassified.

The accompanying notes are an integral part of these interim financial statements.

                                                                ECI Telecom Ltd.

CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------

                                              SIX MONTHS ENDED                    THREE MONTHS ENDED
                                     ---------------------------------    --------------------------------         YEAR ENDED
                                            JUNE 30            JUNE 30           JUNE 30           JUNE 30        DECEMBER 31
                                               2003               2002              2003              2002               2002
                                     --------------     --------------    --------------    --------------     --------------
                                        (UNAUDITED)        (UNAUDITED)       (UNAUDITED)       (UNAUDITED)          (AUDITED)
                                     --------------     --------------    --------------    --------------     --------------
                                     $ IN THOUSANDS     $ IN THOUSANDS    $ IN THOUSANDS    $ IN THOUSANDS     $ IN THOUSANDS
                                     --------------     --------------    --------------    --------------     --------------

Revenues                                   220,283            349,548           101,612           174,139            646,211
Cost of revenues                           134,336            218,035            64,319           106,596            395,231
                                     --------------     --------------    --------------    --------------     --------------

GROSS PROFIT                                85,947            131,513            37,293            67,543            250,980
Research and development
 costs - net                                37,441             49,498            17,969            24,767             93,097
Selling and marketing expenses              44,319             58,661            22,526            29,927            115,241
General and administrative
 expenses                                   31,758             30,307            19,579            15,611             92,056
Amortization of acquisition -
 related intangible assets                   1,233                880               441               440              1,760
Impairment of assets                         6,686                  -             6,686                 -              1,525
Restructuring expenses                       4,441                  -             4,441                 -                  -
                                     --------------     --------------    --------------    --------------     --------------

OPERATING LOSS                             (39,931)            (7,833)          (34,349)           (3,202)           (52,699)
Financial expenses                          (4,920)           (10,554)           (2,078)           (4,342)           (18,375)
Financial income                             3,621             14,621             1,220             7,467             24,564
Other expenses, net                         (5,001)             8,782            (4,767)           (1,699)           (13,297)
                                     --------------     --------------    --------------    --------------     --------------

LOSS FROM CONTINUING
 OPERATIONS BEFORE TAXES ON
 INCOME                                    (46,231)             5,016           (39,974)           (1,776)           (59,807)
Taxes on income                             (1,089)            (6,662)             (492)           (2,106)            (8,812)
                                     --------------     --------------    --------------    --------------     --------------

LOSS FROM CONTINUING
 OPERATIONS AFTER TAXES ON
 INCOME                                    (47,320)            (1,646)          (40,466)           (3,882)           (68,619)
Company's equity in results of
 investee companies - net                   (1,347)            (1,456)             (286)             (656)            (3,055)
Minority interest in results of
 subsidiaries - net                          8,393             (3,352)            6,164            (1,834)            (6,045)
                                     --------------     --------------    --------------    --------------     --------------

LOSS FROM CONTINUING
 OPERATIONS                                (40,274)            (6,454)          (34,588)           (6,372)           (77,719)
Cumulative effect of an
 accounting change, net                          -               (550)                -                 -               (550)
Loss on discontinued
 operations, net                            (2,524)           (52,532)             (404)           (1,094)           (77,416)
                                     --------------     --------------    --------------    --------------     --------------

LOSS FOR THE PERIOD                        (42,798)           (59,536)          (34,992)           (7,466)          (155,685)
                                     --------------     --------------    --------------    --------------     --------------



The accompanying notes are an integral part of these interim financial statements.

                                                                ECI Telecom Ltd.

--------------------------------------------------------------------------------


                                             SIX MONTHS ENDED                    THREE MONTHS ENDED                  YEAR ENDED
                                      ---------------------------------     --------------------------------     --------------
                                             JUNE 30            JUNE 30            JUNE 30           JUNE 30        DECEMBER 31
                                                2003               2002               2003              2002               2002
                                      --------------     --------------     --------------    --------------     --------------
                                         (UNAUDITED)        (UNAUDITED)        (UNAUDITED)       (UNAUDITED)          (AUDITED)
                                      --------------     --------------     --------------    --------------     --------------
                                      $ IN THOUSANDS     $ IN THOUSANDS     $ IN THOUSANDS    $ IN THOUSANDS     $ IN THOUSANDS
                                      --------------     --------------     --------------    --------------     --------------

Loss per share

Basic and diluted loss per share:

Continuing operations                         (0.38)             (0.06)             (0.32)            (0.06)             (0.74)

Cumulative effect of an
 accounting change, net                           -              (0.01)                 -                 -              (0.01)
Discontinued operations                       (0.02)             (0.50)             (0.00)            (0.01)             (0.73)
                                      --------------     --------------     --------------    --------------     --------------

                                              (0.40)             (0.57)             (0.32)            (0.07)             (1.48)
                                      ==============     ==============     ==============    ==============     ==============


Weighted average number
 of shares outstanding used
 to compute basic and
 diluted loss
 per share - in thousands                   107,689            103,727            107,792           106,953            105,512
                                      ==============     ==============     ==============    ==============     ==============

The accompanying notes are an integral part of these interim financial statements.

                                                                ECI Telecom Ltd.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
--------------------------------------------------------------------------------

                                               SIX MONTHS ENDED                     THREE MONTHS ENDED               YEAR ENDED
                                      --------------     --------------     --------------    --------------     --------------
                                             JUNE 30            JUNE 30            JUNE 30           JUNE 30        DECEMBER 31
                                                2003               2002               2003              2002               2002
                                      --------------     --------------     --------------    --------------     --------------
                                         (UNAUDITED)        (UNAUDITED)        (UNAUDITED)       (UNAUDITED)          (AUDITED)
                                      --------------     --------------     --------------    --------------     --------------
                                      $ IN THOUSANDS     $ IN THOUSANDS     $ IN THOUSANDS    $ IN THOUSANDS     $ IN THOUSANDS
                                      --------------     --------------     --------------    --------------     --------------

Loss for the period                         (42,798)           (59,536)           (34,992)           (7,466)          (155,685)

Other comprehensive income (loss):

Unrealized gains (losses)
 from changes in the
 fair value of financial
 instruments                                  1,656             (2,072)               292            (2,504)            (3,632)

Unrealized holding gains
 (losses) on available for
 sale securities arising
 during the period, net                           -               (131)               (10)              157                  -
                                      --------------     --------------     --------------    --------------     --------------

Total other comprehensive
 income (loss)                                1,656             (2,203)               282            (2,347)            (3,632)
                                      --------------     --------------     --------------    --------------     --------------

Comprehensive loss                          (41,142)           (61,739)           (34,710)           (9,813)          (159,317)
                                      ==============     ==============     ==============    ==============     ==============





The accompanying notes are an integral part of these interim financial statements.
                                                                               6

                                                                ECI Telecom Ltd.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------

                                                                                                                   ACCUMULATED
                                                                         NUMBER                                          OTHER
                                                                             OF           SHARE        CAPITAL   COMPREHENSIVE
                                                                         SHARES         CAPITAL        SURPLUS   INCOME (LOSS)
                                                                   ------------    ------------  -------------   -------------
                                                                                  $ IN THOUSANDS EXCEPT SHARE AMOUNTS
                                                                   -------------------------------------------------------------
 BALANCE AT JANUARY 1, 2003 (AUDITED)                              107,512,612           6,152        658,425          (1,832)

Unaudited

Net loss for the six months ended June 30, 2003                              -               -              -               -
Share issuance to employees                                            424,633               8            647               -
Amortization of deferred compensation expenses                               -               -          1,189               -
Net unrealized gain on financial instruments                                 -               -              -           1,656

                                                                   ------------    ------------  -------------   -------------
BALANCE AT JUNE 30, 2003                                           107,937,245           6,160        660,261            (176)
                                                                   ============    ============  =============   =============


 BALANCE AT JANUARY 1, 2002 (AUDITED)                               93,573,549           5,873        656,614           1,800

Unaudited

Net loss for the six months ended June 30, 2002                              -               -              -               -
Share issuance, net                                                 13,160,000             263              -               -
Share issuance to employees                                            334,652               8          1,050               -
Net unrealized loss on available for sale securities                         -               -              -            (131)
Amortization of deferred compensation expenses                               -               -           (165)              -
Net unrealized loss on financial instruments                                 -               -              -          (2,072)

                                                                   ------------    ------------  -------------   -------------
BALANCE AT JUNE 30, 2002                                           107,068,201           6,144        657,499            (403)
                                                                   ============    ============  =============   =============


                                                                        RETAINED                           TOTAL
                                                                        EARNINGS        TREASURY   SHAREHOLDERS'
                                                                       (DEFICIT)           STOCK          EQUITY
                                                                   -------------   -------------   -------------
                                                                         $ IN THOUSANDS EXCEPT SHARE AMOUNTS
                                                                  ----------------------------------------------
 BALANCE AT JANUARY 1, 2003 (AUDITED)                                   (16,345)              -         646,400

Unaudited

Net loss for the six months ended June 30, 2003                         (42,798)              -         (42,798)
Share issuance to employees                                                   -               -             655
Amortization of deferred compensation expenses                                -               -           1,189
Net unrealized gain on financial instruments                                  -               -           1,656

                                                                   -------------   -------------   -------------
BALANCE AT JUNE 30, 2003                                                (59,143)              -         607,102
                                                                   =============   =============   =============


 BALANCE AT JANUARY 1, 2002 (AUDITED)                                   173,567         (82,998)        754,856

Unaudited

Net loss for the six months ended June 30, 2002                         (59,536)              -         (59,536)
Share issuance, net                                                   *(34,227)          82,998          49,034
Share issuance to employees                                                   -               -           1,058
Net unrealized loss on available for sale securities                          -               -            (131)
Amortization of deferred compensation expenses                                -               -            (165)
Net unrealized loss on financial instruments                                  -               -          (2,072)

                                                                   -------------   -------------   -------------
BALANCE AT JUNE 30, 2002                                                 79,804               -         743,044
                                                                   =============   =============   =============

*  Reclassified

The accompanying notes are an integral part of these interim financial statements.

                                                                ECI Telecom Ltd.

--------------------------------------------------------------------------------


                                                                                                                   ACCUMULATED
                                                                         NUMBER                                          OTHER
                                                                             OF           SHARE        CAPITAL   COMPREHENSIVE
                                                                         SHARES         CAPITAL        SURPLUS   INCOME (LOSS)
                                                                   ------------    ------------  -------------   -------------
                                                                                   $ IN THOUSANDS EXCEPT SHARE AMOUNTS
                                                                   -------------------------------------------------------------
BALANCE AT APRIL 1, 2003 (UNAUDITED)                               107,719,744           6,156        658,756            (458)

Unaudited

Net loss for the three months ended June 30, 2003
Share issuance to employees                                            217,501               4            316
Net unrealized gain on available for sale securities                                                                      (10)
Amortization of deferred compensation expenses                                                          1,189
Net unrealized gain on financial instruments                                                                              292
                                                                   ------------    ------------  -------------   -------------

BALANCE AT JUNE 30, 2003                                           107,937,245           6,160        660,261            (176)
                                                                   ------------    ------------  -------------   -------------


BALANCE AT APRIL 1, 2002 (UNAUDITED)                               106,897,747           6,140        657,202           1,944

Unaudited

Net loss for the three months ended June 30, 2002                            -               -              -               -
Net unrealized gain on available for sale securities                         -               -              -             157
Amortization of deferred compensation expenses                               -               -           (213)              -
Share issuance to employees                                            170,454               4            510               -
Net unrealized loss on financial instruments                                 -               -              -          (2,504)
                                                                   ------------    ------------  -------------   -------------

BALANCE AT JUNE 30, 2002                                           107,068,201           6,144        657,499            (403)
                                                                   ------------    ------------  -------------   -------------



                                                                           RETAINED                           TOTAL
                                                                           EARNINGS        TREASURY   SHAREHOLDERS'
                                                                          (DEFICIT)           STOCK          EQUITY
                                                                      -------------   -------------   -------------
                                                                            $ IN THOUSANDS EXCEPT SHARE AMOUNTS
                                                                   ------------------------------------------------
BALANCE AT APRIL 1, 2003 (UNAUDITED)                                       (24,151)              -         640,303

Unaudited

Net loss for the three months ended June 30, 2003                          (34,992)                        (34,992)
Share issuance to employees                                                                                    320
Net unrealized gain on available for sale securities                                                           (10)
Amortization of deferred compensation expenses                                                               1,189
Net unrealized gain on financial instruments                                                                   292
                                                                      -------------   -------------   -------------

BALANCE AT JUNE 30, 2003                                                   (59,143)              -         607,102
                                                                      -------------   -------------   -------------


BALANCE AT APRIL 1, 2002 (UNAUDITED)                                        87,270               -         752,556

Unaudited

Net loss for the three months ended June 30, 2002                           (7,466)              -          (7,466)
Net unrealized gain on available for sale securities                             -               -             157
Amortization of deferred compensation expenses                                   -               -            (213)
Share issuance to employees                                                      -               -             514
Net unrealized loss on financial instruments                                     -               -          (2,504)
                                                                      -------------   -------------   -------------

BALANCE AT JUNE 30, 2002                                                    79,804               -         743,044
                                                                      -------------   -------------   -------------


The accompanying notes are an integral part of these interim financial statements.

                                                                ECI Telecom Ltd.

--------------------------------------------------------------------------------

$ IN THOUSANDS EXCEPT SHARE AMOUNTS

                                                                                                                   ACCUMULATED
                                                                       NUMBER                                          OTHER
                                                                           OF           SHARE        CAPITAL   COMPREHENSIVE
                                                                       SHARES         CAPITAL        SURPLUS          INCOME
                                                                   -----------      ----------      ---------     -----------
BALANCE AT JANUARY 1, 2002                                          93,573,549           5,873        656,614           1,800

CHANGES DURING 2002
Net loss for the year ended December 31, 2002                                -               -              -               -
Share issuance, net                                                 13,160,000             263              -               -
Share issuance to employees and others                                 779,063              16          1,960               -
Amortization of deferred compensation expenses                               -               -           (149)              -
Net unrealized loss on financial instruments                                 -               -              -          (3,632)

                                                                   -----------      ----------      ---------     -----------
Balance at December 31, 2002                                       107,512,612           6,152        658,425          (1,832)
                                                                   ===========      ==========      =========     ===========



                                                                   RETAINED                           TOTAL
                                                                   EARNINGS        TREASURY   SHAREHOLDERS'
                                                                  (DEFICIT)           STOCK          EQUITY
                                                                   ----------     -----------   -------------
BALANCE AT JANUARY 1, 2002                                           173,567         (82,998)        754,856

CHANGES DURING 2002
Net loss for the year ended December 31, 2002                       (155,685)              -        (155,685)
Share issuance, net                                                  (34,227)         82,998          49,034
Share issuance to employees and others                                     -               -           1,976
Amortization of deferred compensation expenses                             -               -            (149)
Net unrealized loss on financial instruments                               -               -          (3,632)

                                                                   ----------     -----------   -------------
Balance at December 31, 2002                                         (16,345)              -         646,400
                                                                   =========      ===========    ===========








The accompanying notes are an integral part of these interim financial statements.

                                                                ECI Telecom Ltd.

CONSOLIDATED STATEMENT OF CASH FLOWS
--------------------------------------------------------------------------------


                                            SIX MONTHS ENDED                    THREE MONTHS ENDED                 YEAR ENDED
                                     ---------------------------------    --------------------------------     --------------
                                            JUNE 30            JUNE 30           JUNE 30           JUNE 30        DECEMBER 31
                                               2003               2002              2003              2002               2002
                                     --------------     --------------    --------------    --------------     --------------
                                        (UNAUDITED)        (UNAUDITED)       (UNAUDITED)       (UNAUDITED)          (AUDITED)
                                     --------------     --------------    --------------    --------------     --------------
                                     $ IN THOUSANDS     $ IN THOUSANDS    $ IN THOUSANDS    $ IN THOUSANDS     $ IN THOUSANDS
                                     --------------     --------------    --------------    --------------     --------------

CASH FLOWS FOR OPERATING
ACTIVITIES

Loss for the period                        (42,798)           (59,536)          (34,992)           (7,466)          (155,685)

ADJUSTMENTS TO RECONCILE LOSS TO
 CASH PROVIDED BY OPERATING
 ACTIVITIES:

Depreciation and amortization               21,559             28,254            10,250            13,909             56,451
Cumulative effect of an
 accounting change, net                          -             37,196                 -                 -                550
Amortization of deferred
 compensation (including
 subsidiaries)                               1,189                174             1,189               (60)                81
Loss (gain) on sale of property
 and equipment                                 372              2,675               224             1,284              3,936
Impairment of assets                         6,686             15,835             6,686                 -              1,525
Capital loss (gain), net                     4,762            (10,806)            3,944               500              8,738
Other - net (mainly deferred                 6,650               (866)            6,447            (2,329)             6,039
taxes)
Company's equity in results of
 investee companies                          1,347              1,456               286               656              3,055
Minority interest in net results
 of subsidiaries                            (8,393)             3,352            (6,164)            1,834              6,045
Decrease (increase) in short-term
 investments                                   (52)               672                (1)              611                852
Decrease (increase) in trade
 receivables (including
non-current
 maturities of bank deposits and
 long-term trade receivables)               48,602             56,117            32,434            11,895            112,056
Decrease in other receivables                  113             26,425            (2,653)            9,805             30,170
Decrease (increase) in prepaid
 expenses                                     (843)             2,221               665             5,268              4,501
Decrease (increase) in
recoverable
 costs and estimated earnings -
 not yet billed                             (2,104)            12,751            (2,280)            4,739             19,540
Decrease in inventories -
 including one-time write-off               11,900             56,681             6,296            24,817            113,056
Increase (decrease) in trade                  (696)           (31,511)           (7,591)            3,858            (35,217)
payables
Increase (decrease) in other
payable
 and accrued liabilities                    (9,142)           (18,318)            1,865           (28,048)           (38,461)
Decrease in other long-term
 liabilities                                  (136)              (610)              (30)             (284)            (3,194)
Increase (decrease) in liability
 for employee severance benefits             2,640               (807)            3,295              (185)            (2,081)
Cumulative effect on an
accounting
 change on discontinued operation                -                  -                 -                 -             36,646
Impairment of long-lived assets
 relating to the discontinued
 operation                                       -                  -                 -                 -             22,678
                                     --------------     --------------    --------------    --------------     --------------
NET CASH PROVIDED BY OPERATING
 ACTIVITIES                                 41,656            121,355            19,870            40,804            191,281
                                     ==============     ==============    ==============    ==============     ==============

The accompanying notes are an integral part of these interim financial statements.

                                                                ECI Telecom Ltd.

--------------------------------------------------------------------------------


                                            SIX MONTHS ENDED                    THREE MONTHS ENDED                 YEAR ENDED
                                     ---------------------------------    --------------------------------     --------------
                                            JUNE 30            JUNE 30           JUNE 30           JUNE 30        DECEMBER 31
                                               2003               2002              2003              2002               2002
                                     --------------     --------------    --------------    --------------     --------------
                                        (UNAUDITED)        (UNAUDITED)       (UNAUDITED)       (UNAUDITED)          (AUDITED)
                                     --------------     --------------    --------------    --------------     --------------
                                     $ IN THOUSANDS     $ IN THOUSANDS    $ IN THOUSANDS    $ IN THOUSANDS     $ IN THOUSANDS
                                     --------------     --------------    --------------    --------------     --------------

CASH FLOWS FOR INVESTING
 ACTIVITIES
Decrease (increase) in
 short-term investments, net                (9,914)           (44,970)              552           (42,089)              (450)
Software development costs
 capitalized                                (5,864)            (6,481)           (2,866)           (3,007)           (12,935)
Investment in property, plant
 and equipment                              (3,520)            (6,182)           (1,836)           (3,121)           (11,759)
Proceeds from sale of
 property,  plant and equipment                488                380               261               226                746
Acquisition of investee
 companies                                     (90)            (1,974)              (57)             (192)            (2,584)
Long-term loans granted                          -             (3,221)                -            (1,114)            (6,227)
Proceeds from realization of
 shares at consolidated
 subsidiary and operation                        -             20,302                 -                 -             20,302
Investment in marketable
 securities                                 (6,367)                 -            (1,000)                -                  -
Purchase of technology                        (869)                 -                 -                 -                  -
Acquisition of newly
 consolidated subsidiaries
 (see Note A)                                                       -                                   -                513
Proceeds from realization of
 a subsidiary and operations
 (see Note B)                                9,100                  -             9,100                 -            (10,003)
                                     --------------     --------------    --------------    --------------     --------------
NET CASH (USED IN) PROVIDED
 BY INVESTING ACTIVITIES                   (17,036)           (42,146)            4,154           (49,297)           (22,397)
                                     --------------     --------------    --------------    --------------     --------------







The accompanying notes are an integral part of the financial statements.

                                                                ECI Telecom Ltd.

--------------------------------------------------------------------------------


                                            SIX MONTHS ENDED                            THREE MONTHS ENDED         YEAR ENDED
                                            JUNE 30            JUNE 30           JUNE 30           JUNE 30        DECEMBER 31
                                               2003               2002              2003              2002               2002
                                        (UNAUDITED)        (UNAUDITED)       (UNAUDITED)       (UNAUDITED)          (AUDITED)
                                     $ IN THOUSANDS     $ IN THOUSANDS    $ IN THOUSANDS    $ IN THOUSANDS     $ IN THOUSANDS
                                     --------------     --------------    --------------    --------------     --------------

CASH FLOWS FOR
 FINANCING ACTIVITIES
Repayment of loans from
 bank                                     (100,000)           (63,333)          (78,168)          (13,333)           (90,000)
Decrease in short-term
 credit, net                               (70,012)               (14)          (45,017)              (14)               (18)
Proceeds from share
 issuance                                      655             50,738               320               514             51,656
Share issue expenses                             -               (646)                -                 -               (646)
                                     --------------     --------------    --------------    --------------     --------------

NET CASH USED IN FINANCING
 ACTIVITIES                               (169,357)           (13,255)         (122,865)          (12,833)           (39,008)
                                     --------------     --------------    --------------    --------------     --------------

Effect of change in
 exchange rate on cash                        (484)             1,145              (388)            1,627                581
                                     --------------     --------------    --------------    --------------     --------------

CHANGES IN CASH AND CASH
 EQUIVALENTS                              (145,221)            67,099           (99,229)          (19,699)           130,457

CASH AND CASH EQUIVALENTS
 AT BEGINNING OF PERIOD                    356,649            226,192           310,657           312,990            226,192
                                     --------------     --------------    --------------    --------------     --------------

CASH AND CASH EQUIVALENTS
 AT END OF PERIOD                          211,428            293,291           211,428           293,291            356,649
                                     ==============     ==============    ==============    ==============     ==============









The accompanying notes are an integral part of these interim financial statements.

                                                                ECI Telecom Ltd.

--------------------------------------------------------------------------------


                                            SIX MONTHS ENDED                            THREE MONTHS ENDED         YEAR ENDED
                                     ---------------------------------    --------------------------------     --------------
                                            JUNE 30            JUNE 30           JUNE 30           JUNE 30        DECEMBER 31
                                               2003               2002              2003              2002               2002
                                     --------------     --------------    --------------    --------------     --------------
                                        (UNAUDITED)        (UNAUDITED)       (UNAUDITED)       (UNAUDITED)          (AUDITED)
                                     --------------     --------------    --------------    --------------     --------------
                                     $ IN THOUSANDS     $ IN THOUSANDS    $ IN THOUSANDS    $ IN THOUSANDS     $ IN THOUSANDS
                                     --------------     --------------    --------------    --------------     --------------

A.       ACQUISITION OF
         NEWLY SUBSIDIARIES

Current assets
 (other than cash)                               -                  -                 -                 -             (1,795)
Property, plant, equipment
 and other assets, net                           -                  -                 -                 -               (171)
Goodwill                                         -                  -                 -                 -                 (3)
Investment in investee
 company                                         -                  -                 -                 -              2,482
                                     --------------     --------------    --------------    --------------     --------------

                                                 -                  -                 -                 -                513
                                     --------------     --------------    --------------    --------------     --------------



B.       PROCEEDS FROM
         REALIZATION OF A SUBSIDIARY AND OPERATIONS

Current assets
 (other than cash)                            (600)                 -              (600)                -              9,600
Property, plant, equipment
 and other assets, net                         843                  -               843                 -              6,742
Inventories                                  8,857                  -             8,857                 -              3,263
Investment in investee
 companies                                       -                  -                 -                 -            (29,608)
                                     --------------     --------------    --------------    --------------     --------------

                                             9,100                  -             9,100                 -            (10,003)
                                     --------------     --------------    --------------    --------------     --------------




The accompanying notes are an integral part of these interim financial statements.

                                                                ECI Telecom Ltd.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



NOTE 1 - FINANCIAL REPORTING PRINCIPLES AND ACCOUNTING POLICIES

         A.       GENERAL

         The interim financial statements are prepared in a condensed format, as at June 30, 2003 and for the six and three-month period then ended. The interim consolidated financial statements should be read in conjunction with Company's annual consolidated financial statements as at December 31, 2002 and the accompanying notes thereto.

         During 2002, the Company's Board of Directors decided to focus the Company's activities on its two core businesses, which are as follows:
         Broadband Access Division (formerly- Inovia) and Optical Network Division (formerly - Lightscape and Enavis).



NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

         A. The accounting policies applied in the preparation of these interim consolidated financial statements are identical with those applied in the preparation of the latest annual consolidated financial statements.


         B. The interim consolidated financial statements are prepared in accordance with accounting principles for preparation of financial statements for interim periods.


         C. Certain amounts in prior years' financial statements have been reclassified to conform to the current year's presentation. See also Note 8.



NOTE 3 - FINANCIAL STATEMENTS DENOMINATED IN U.S. DOLLARS

         The interim consolidated financial statements have been prepared in accordance with US GAAP on the basis of historical cost convention and denominated in U.S. dollars.

         Note 10 include reconciliation from U.S. GAAP, on which the financial statements of the Company are based, to Israeli GAAP, on which the financial statements of the Company's major shareholders in Israel are based.

                                                                ECI Telecom Ltd.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



NOTE 4 - SHAREHOLDERS' EQUITY

         A.       In October 1995 the Financial Accounting Standards Board
                  (FASB) issued SFAS 123 "Accounting for Stock-based Compensation" which establishes financial accounting and reporting standards for stock-based compensation plans. The statement defines a fair value based method of accounting for an employee stock option.

                  As required by SFAS 123, the Company has determined the weighted average fair value of stock-based arrangements grants during the reporting period to be $ 1.6. The fair values of stock based compensation awards granted were estimated using the "Black - Scholes" option pricing model with the following assumptions.

                                                                                  OPTION           EXPECTED          RISK FREE
                                                                                    TERM         VOLATILITY      INTEREST RATE

                                                                               ---------     --------------  -----------------
                  PERIOD OF GRANT                                                   TERM         VOLATILITY      INTEREST RATE
                                                                               ---------     --------------  -----------------

                  Six months ended June 30, 2003                                      5               68.9                  1%
                  Six months ended June 30, 2002                                      5               90.0                  2%
                  Three months ended June 30, 2003                                    5               68.9                  1%
                  Three months ended June 30, 2002                                    5               90.0                  2%
                  Year ended December 31, 2002                                        5                105                1.5%


         B. Had the compensation expenses for stock options granted under the Company's stock option plans been determined based on fair value at the grant dates consistent with the method of SFAS
                  123, the Company's net loss and net loss per share would have been as follows:

                                                      SIX MONTHS ENDED                  THREE MONTHS ENDED         YEAR ENDED
                                        ------------------------------    --------------------------------   ----------------
                                            JUNE 30            JUNE 30           JUNE 30           JUNE 30        DECEMBER 31
                                               2003               2002              2003              2002               2002
                                        -----------   ----------------    --------------    --------------   ----------------

Net loss ($ in thousands)
 as reported                               (42,798)           (59,536)          (34,992)           (7,466)          (155,685)
Deduct: Total stock based
 employee compensation
 expenses determined
 under fair value based
 method for all awards,
 net of related tax effects                (18,436)           (32,451)              (38)          (15,221)           (59,644)
Pro forma net loss                         (61,234)           (91,987)          (35,030)          (22,687)          (215,329)

Basic and diluted loss per
 share ($)
As reported                                  (0.40)             (0.57)            (0.32)            (0.07)             (1.48)
Pro forma                                    (0.56)             (0.89)            (0.32)            (0.21)             (2.04)

                                                                ECI Telecom Ltd.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 5 - LIENS ON ASSETS

         The existing and future liabilities of the Company towards Israeli banks are collateralized by certain pledges on assets (real estate in Israel), on certain rights (shares in companies held by the Company ) and by an unlimited "negative pledge" on the Company's assets. As a condition to the continued granting of credit by the banks, and in accordance with the "negative pledge", the Company was obligated to maintain certain financial ratios, such as an equity ratio, capital to assets ratio, current ratio and a certain ratio of operating income. According to a facility agreement with the lending banks, the Company was to have maintained these ratios since the third quarter of 2001. Commencing from October 1, 2002 until the first quarter of 2003, the Company was not in compliance with some of the financial ratios and, therefore, the loans starting from the third quarter of 2002 until the first quarter of 2003 were classified as current loans.

         During the reporting period, the Company signed a letter agreement which amended the aforementioned facility agreement. Under the letter agreement, the Company repaid an amount of approximately $ 78 million in respect of the long-term loan and fully paid of $45 million of the short-term loan. In addition, the Company is to maintain certain financial ratios, inter alia, tangible equity to total liabilities, current ratio and, starting 2004, certain ratios of operating income. Accordingly, the loan starting from the second quarter of 2003 is classified as long-term.


NOTE 6 - MATERIAL TRANSACTIONS IN THE CURRENT PERIOD

         A.       SHAREHOLDERS' EQUITY

         On February 11, 2003 the Company granted to its employees and managers 879,228 options at an exercise price of $1.75, which constitutes the market price of the share on the date the options were granted. The share options will vest as follows: 12.5% after six months and 6.25% on the last day of each following quarter over a period of 14 quarters. Furthermore, in February the Company granted 300,000 options to a company of which one of its directors shares control at an exercise price of $ 2.21, which was in excess of the market price of the share on the date the options were granted. Half of the options vested immediately and the balance will vest one year after being granted.
         In February, the Company granted an aggregate 130,000 options to two directors at an exercise price of $ 1.99, which was in excess of the market price of the share on the date the options were granted. 30,000 of these options will be fully vested in August 2004, and one third of the remaining 100,000 options will be vested, respectively, in January 2004, January 2005 and January 2006.

         On April 10, 2003, the Company granted to its employees and managers 746,831 options at an exercise price of 1.78, which constituted the market price of the share on the date the options were granted. The share options will be vested as follows: 12.5% after half a year and 6.25% during 14 consecutive quarters thereafter. In addition, the Company granted to its employees and managers 3,103,044 options at an exercise price of $0. The share option will be vested as follows:
         68.75% after one year and 6.25% during five consecutive quarters thereafter. During the first quarter of 2003, the Company agreed to grant employees of certain segments the right to exchange their option warrants, convertible into shares in certain subsidiaries, for others, convertible into shares of the Company as quoted on the stock exchange, with the addition of the relating conversion, on a date at least six months after conversion date ("the future date").

                                                                ECI Telecom Ltd.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



NOTE 6 - MATERIAL TRANSACTIONS IN THE CURRENT PERIOD (CONT'D)

         B.       SALE OF LONG-TERM NOTES

         In the reported period, the Company sold long-term notes of customers in the amount of $ 8,850 thousand to a bank.

         C.       RESTRUCTURING EXPENSES

         As part of the Company's Board of Directors' decision to focus on its two core activities, the Company recorded $ 4.4 million in reorganization expenses associated largely with the integration of the Lightscape Optical Networks Division and Enavis into the Optical Networks Division, mainly termination benefit.

         D.       LONG-TERM CUSTOMER DEBT

         During the reporting period, the Company included a provision for a doubtful debt in the amount of $6.6 million with respect to a specific long-term customer debt. The provision reflects the expected outcome of advanced discussions with the customer. These discussions include revised and extended repayment terms.

         Furthermore, an associated $ 3.4 million charge recorded in other expenses for decline in the value of the Company's investment in convertible notes of the customer's parent company.

         E.       IMPAIRMENT OF ASSETS

         During the second quarter of 2003, the Company recorded $6.7 million associated mainly with ECtel, a consolidated company, write-down of goodwill from its Net-Eye acquisition in October 2001.



NOTE 7 - LEGAL PROCEEDINGS

         The Company is in dispute with a subcontractor regarding certain financial terms of a supply agreement as described in Note 11H4 of the annual financial statements as at December 31, 2002. The dispute was referred to an arbitrator in April 2003 and the subcontractor submitted a claim in the amount of $25.1 million and VAT in the amount of $4.5 million.

         The Company rejected the allegations made against it and already filed its defense statement. The Company also filed a claim against the subcontractor in the amount of at least $ 42.4 million and VAT in the amount of $ 7.6 million.

         In the opinion of Management, the arbitrator's decision will not have any negative material effect on the Company's financial position and\or the results of its operations.

                                                                ECI Telecom Ltd.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 8 - DISCONTINUANCE OF INNOWAVE SEGMENT OPERATION

         During the third quarter of 2002, the Company's Board of Directors decided on a plan to sell the operations of the Innowave segment, which specializes in development of solutions for broad and wireless access to communications networks. In April 2003, the Company signed an agreement with Alvarion and completed the sale of the Innowave operations.

         The total value of the transaction was approximately $ 20 million, consisting of a cash consideration paid by Alvarion and the cash balances withdrawn by ECI at closing. In addition, Alvarion granted warrants to purchase 200,000 Alvarion shares over a period of five years at an exercise price of $ 3 per share (of which warrants to purchase 50,000 were to be transferred to certain key Innowave employees being transferred to Alvarion).

         The assets and liabilities which relate to the discontinued operations are presented in separate categories in the current assets and current liabilities sections, respectively. A loss from discontinued operations is presented in the statement of income after the loss from continuing operations.

         Set forth below is detail of the assets and liabilities of the discontinued activities on June 30, 2003:

                                                                                                SIX MONTHS         YEAR ENDED
                                                                                             ENDED JUNE 30        DECEMBER 31
                                                                                                      2003               2002
                                                                                          ----------------   ----------------
                                                                                               (UNAUDITED)          (AUDITED)
                                                                                          ----------------   ----------------
         Assets relating to discontinued operations                                       US$ IN THOUSANDS   US$ IN THOUSANDS
         -----------------------------------------------                                  ----------------   ----------------

         Trade and other receivables                                                                    -              8,883
         Inventory                                                                                      -              8,798
         Long-term receivables                                                                          -              2,234
         Property, plant and equipment                                                                  -                733
                                                                                          ----------------   ----------------

                                                                                                        -             20,648
                                                                                          ================   ================


                                                                                                SIX MONTHS         YEAR ENDED
                                                                                             ENDED JUNE 30        DECEMBER 31
                                                                                                      2003               2002
                                                                                          ----------------   ----------------
                                                                                               (UNAUDITED)          (AUDITED)
                                                                                          ----------------   ----------------
         Liabilities relating to discontinued operations                                  US$ IN THOUSANDS   US$ IN THOUSANDS
         -----------------------------------------------                                  ----------------   ----------------

         Trade payables                                                                               120              2,699
         Other payables                                                                               100              9,449
                                                                                          ----------------   ----------------

                                                                                                      220             12,148
                                                                                          ================   ================

                                                                ECI Telecom Ltd.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



NOTE 8 - DISCONTINUANCE OF INNOWAVE SEGMENT OPERATION (CONT'D)

         Set forth below are the results of operations of the discontinued segment

                                              SIX MONTHS ENDED                    THREE MONTHS ENDED               YEAR ENDED
                                      --------------------------------     -------------------------------      -------------
                                                 JUNE 30                             JUNE 30                      DECEMBER 31
                                      --------------------------------     -------------------------------      -------------
                                               2003               2002              2003              2002               2002
                                      -------------      -------------     -------------     -------------      -------------
                                        (UNAUDITED)        (UNAUDITED)       (UNAUDITED)       (UNAUDITED)        (UNAUDITED)
                                      -------------      -------------     -------------     -------------      -------------
                                      US$ THOUSANDS      US$ THOUSANDS     US$ THOUSANDS     US$ THOUSANDS      US$ THOUSANDS
                                      -------------      -------------     -------------     -------------      -------------

         Segment revenues                    3,441             33,470                 -            14,187             46,637
         Segment operating
          expenses                          (5,965)            49,356               404            15,281             87,407
         Cumulative effect
          of an accounting
          change, net                            -             36,646                 -                 -             36,646

                                      -------------      -------------     -------------     -------------      -------------
         Results of segment
          activities                        (2,524)           (52,532)             (404)           (1,094)           (77,416)
                                      =============      =============     =============     =============      =============


NOTE 9 - SEGMENT REPORTS

         1.       SEGMENT ACTIVITIES DISCLOSURE:

         Segment information is presented in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". This standard is based on a management approach, which requires segmentation based upon the Company's internal organization and internal financial reports to the management. The Company's internal financial reporting systems present various data for management to run the business, including profit and loss statements (P&L).

         2.       OPERATIONAL SEGMENT DISCLOSURE:

         The following financial information is the information that management uses for analyzing the business results. The figures are presented as a consolidated basis and reflect its presentation to the management.

                                                                 SIX MONTHS ENDED JUNE 30, 2003
                                  --------------------------------------------------------------------------------------------
                                   OPTICAL NETWORKS   BROADBAND ACCESS             ECTEL             OTHER       CONSOLIDATED
                                     $ IN THOUSANDS     $ IN THOUSANDS    $ IN THOUSANDS    $ IN THOUSANDS     $ IN THOUSANDS
                                  -----------------   ----------------    --------------   ----------------  -----------------

         Revenues                           82,051             95,383            25,304            17,545            220,283
                                  -----------------   ----------------    --------------   ----------------  -----------------
         Operating profit
          (loss)                           (21,723)             9,764           (17,674)          (10,298)           (39,931)
                                  -----------------   ----------------    --------------   ----------------  -----------------


                                                                SIX MONTHS ENDED JUNE 30, 2002 *
                                  --------------------------------------------------------------------------------------------
                                   OPTICAL NETWORKS   BROADBAND ACCESS             ECTEL             OTHER       CONSOLIDATED
                                     $ IN THOUSANDS     $ IN THOUSANDS    $ IN THOUSANDS    $ IN THOUSANDS     $ IN THOUSANDS
                                  -----------------   ----------------    --------------   ----------------  -----------------

         Revenues                          124,108            140,142            47,324            37,974            349,548
                                  -----------------   ----------------    --------------   ----------------  -----------------
         Operating profit
          (loss)                            (7,719)             2,173             8,306           (10,593)            (7,833)
                                  -----------------   ----------------    --------------   ----------------  -----------------

                                                                ECI Telecom Ltd.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



NOTE 9 - SEGMENT REPORTS (CONT'D)


         2.       OPERATIONAL SEGMENT DISCLOSURE: (CONT'D)

                                                                THREE MONTHS ENDED JUNE 30, 2003
                                  --------------------------------------------------------------------------------------------
                                   OPTICAL NETWORKS   BROADBAND ACCESS             ECTEL             OTHER       CONSOLIDATED
                                     $ IN THOUSANDS     $ IN THOUSANDS    $ IN THOUSANDS    $ IN THOUSANDS     $ IN THOUSANDS
                                  -----------------   ----------------    --------------   ----------------  -----------------

         Revenues                           39,614             44,553            10,097             7,348            101,612
                                  -----------------   ----------------    --------------   ----------------  -----------------

         Operating profit
          (loss)                           (15,473)             4,209           (13,745)           (9,340)           (34,349)
                                  -----------------   ----------------    --------------   ----------------  -----------------


                                                               THREE MONTHS ENDED JUNE 30, 2002*
                                  --------------------------------------------------------------------------------------------
                                   OPTICAL NETWORKS   BROADBAND ACCESS             ECTEL             OTHER       CONSOLIDATED
                                     $ IN THOUSANDS     $ IN THOUSANDS    $ IN THOUSANDS    $ IN THOUSANDS     $ IN THOUSANDS
                                  -----------------   ----------------    --------------   ----------------  -----------------

         Revenues                           60,140             72,596            24,228            17,175            174,139
                                  -----------------   ----------------    --------------   ----------------  -----------------

         Operating profit
          (loss)                            (5,501)             1,881             4,331            (3,913)            (3,202)
                                  -----------------   ----------------    --------------   ----------------  -----------------


                                                                 YEAR ENDED DECEMBER 31, 2002*
                                  --------------------------------------------------------------------------------------------
                                   OPTICAL NETWORKS   BROADBAND ACCESS             ECTEL             OTHER       CONSOLIDATED
                                     $ IN THOUSANDS     $ IN THOUSANDS    $ IN THOUSANDS    $ IN THOUSANDS     $ IN THOUSANDS
                                  -----------------   ----------------    --------------   ----------------  -----------------

         Revenues                          233,218            241,807            95,777            75,409            646,211
                                  -----------------   ----------------    --------------   ----------------  -----------------

         Operating profit
          (loss)                           (29,536)             4,653            17,208           (45,024)           (52,699)
                                  -----------------   ----------------    --------------   ----------------  -----------------

         (*)      Reclassified.

         The segment information for earlier periods, including interim periods, is restated to reflect the change in the structure of the Company's internal organization.

                                                                ECI Telecom Ltd.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 10 - MATERIAL DIFFERENCES BETWEEN U.S. AND ISRAELI GAAP

         The material differences between measurements according to U.S. and Israeli GAAP, applicable to these financial statements, are as follows:

         A. According to U.S. GAAP, marketable securities defined as available-for-sale securities are stated at market value. Any changes in their value is shown separately in shareholders' equity except in cases were there is a decrease in the value thereof, which is not of a temporary nature. According to Israeli GAAP, quoted securities which meet the definition of 'current investments' are stated at market value and any changes in their value are shown in the income statement. Quoted securities which do not meet the definition, are shown at cost unless there is a decrease in the value thereof, which is not of a temporary nature.


         B. According to U.S. GAAP, no deferred taxes are recorded on adjustments arising from the difference between the rate of change of the C.P.I. (the base on which income taxes are calculated) and the rate of change in the dollar - shekel exchange rate. According to Israeli GAAP, deferred taxes are recorded on such adjustments.


         C. Commencing January 1, 2001, the Company has adopted Standard No. 133 - "Accounting for derivative Instruments and Hedging Activities".

                  The Standard requires calculation and classification of all derivative financial instruments in the balance sheet as assets or liabilities and measurement thereof based on fair value. Changes in the fair value of derivative financial instruments are recorded in the statement of operations or the comprehensive income statement in accordance with the designation of the use of the instrument. Pursuant to the accounting principles in Israel, the results of derivative financial instruments, which are defined as "hedging" items, are recorded in correspondence with the recording of the hedged item in the financial statements based on the change in the currency rates of exchange during the reported period.


         D. In July 2001, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 141 "Business Combinations" and No. 142 "Goodwill and Other Intangible Assets". FAS No. 141 replaces APB 16 and eliminates pooling-of-interests accounting prospectively. It also provides guidance on purchase accounting related to the recognition of intangible assets and accounting for negative goodwill.

                  Standard No. 142 cancels the periodic amortization of goodwill and provides that the value of goodwill should be examined at least once a year or when circumstances indicate that there has been a decline in its value. When the circumstances require the recording of a provision for the decline in value of the goodwill, the loss will be presented as a separate item in the statement of operations in the framework of operating earnings but upon the initial implementation of the standard the decline in the value of the goodwill will be presented as a change in accounting policy. Standard No. 141 was applied in the third quarter of 2001 and the Company applied Standard No. 142 in the first quarter of 2002.

                                                                ECI Telecom Ltd.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 10 - MATERIAL DIFFERENCES BETWEEN U.S. AND ISRAELI GAAP (CONT'D)

         E. In the fourth quarter of 2000, Staff Accounting Bulletin SAB No. 101, "Revenue Recognition in Financial Statements" (hereinafter - "SAB 101"), came into effect, which deals with revenue recognition policies in financial statements. The changes resulting from SAB 101 primarily affected the reporting of sales of products under agreements that contained customer acceptance criteria or payment terms that were linked to the timing of the installation of the product at the customer specified location. Since SAB 101 only took effect in the fourth quarter of 2000, after the publication of the interim financial statements of the first three quarters, its instructions should be applied retroactively as from the beginning of 2000 and the results for the first three quarters should be restated.

                  According to Israeli GAAP, the new guidelines may only be adopted from the beginning of the first period for which financial statements have not yet been drawn up and published
                  - i.e. the fourth quarter of 2000, without amending or restating data previously published and if, in the opinion of management, the revenue recognition policies determined in SAB 101 are appropriate to the economic and business environment in which the Company operates.

                                                                ECI Telecom Ltd.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



NOTE 10 - MATERIAL DIFFERENCES BETWEEN U.S. AND ISRAELI GAAP (CONT'D)

The effects on the financial statements are as follows:

A.       CONSOLIDATED STATEMENTS OF INCOME

                                             SIX MONTHS ENDED JUNE 30, 2003              (*) SIX MONTHS ENDED JUNE 30, 2002
                                 ------------------------------------------     -------------------------------------------
                                                               ACCORDING TO                                    ACCORDING TO
                                 AS REPORTED     ADJUSTMENTS   ISRAELI GAAP     AS REPORTED     ADJUSTMENTS    ISRAELI GAAP
                                 -----------     -----------    -----------     -----------     -----------     -----------
                                 $ THOUSANDS     $ THOUSANDS    $ THOUSANDS     $ THOUSANDS     $ THOUSANDS     $ THOUSANDS
                                 -----------     -----------    -----------     -----------     -----------     -----------
                                 (UNAUDITED)     (UNAUDITED)    (UNAUDITED)     (UNAUDITED)     (UNAUDITED)     (UNAUDITED)
                                 -----------     -----------    -----------     -----------     -----------     -----------

Revenues                            220,283          (5,895)       214,388         349,548          (1,791)        347,757
Cost of revenues                    134,336            (805)       133,531         218,035            (417)        217,618
Selling and marketing
 Expenses                            44,319               -         44,319          58,661             (77)         58,584
Amortization of
 acquisition valued
 intangible assets                    1,233             864          2,097             880             913           1,793
Impairment of assets                  6,686          (2,450)         4,236               -             533             533
Financial expenses                    4,920               -          4,920          10,554             131          10,685
Financial income                     (3,621)         (1,656)        (5,277)        (14,621)          2,072         (12,549)
Taxes on income                      (1,089)            (37)        (1,126)         (6,662)            461          (6,201)
Cumulative effect of an
 accounting change, net                   -               -              -            (550)            550               -
Discontinued operation               (2,524)              -         (2,524)        (52,532)           (570)        (53,102)

Net loss                            (42,798)         (1,885)       (44,683)        (59,536)         (4,505)        (64,041)


                                            (*) YEAR ENDED DECEMBER 31, 2002
                                 -------------------------------------------
                                                                ACCORDING TO
                                 AS REPORTED     ADJUSTMENTS    ISRAELI GAAP
                                   ---------       ---------       ---------
                                 $ THOUSANDS     $ THOUSANDS     $ THOUSANDS
                                   ---------       ---------       ---------
                                   (AUDITED)       (AUDITED)       (AUDITED)
                                   ---------       ---------       ---------

Revenues                            646,211          (4,271)        641,940
Cost of revenues                    395,231          (2,646)        392,585
Selling and marketing
 Expenses                           115,241             (77)        115,164
Amortization of
 acquisition valued
 intangible assets                    1,760           1,809           3,569
Impairment of assets                  1,525             533           2,058
Financial expenses                   18,375               -          18,375
Financial income                    (24,564)          3,632         (20,932)
Taxes on income                      (8,812)            645          (8,167)
Cumulative effect of an
 accounting change, net                (550)            550               -
Discontinued operation              (77,416)           (570)        (77,986)

Net loss                           (155,685)         (6,897)       (162,582)

(*) Reclassified as a result of discontinued operation - see Note 8.

                                                                ECI Telecom Ltd.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 10 - MATERIAL DIFFERENCES BETWEEN U.S. AND ISRAELI GAAP (CONT'D)

         The effects on the financial statements are as follows: (cont'd)

         A.       CONSOLIDATED STATEMENTS OF INCOME (CONT'D)

                                                                                          THREE MONTHS ENDED JUNE 30, 2003
                                                                                -------------------------------------------
                                                                                                               ACCORDING TO
                                                                                AS REPORTED      ADJUSTMENT    ISRAELI GAAP
                                                                                -----------     -----------   -------------
                                                                                $ THOUSANDS     $ THOUSANDS     $ THOUSANDS
                                                                                -----------     -----------   -------------
                                                                                (UNAUDITED)     (UNAUDITED)     (UNAUDITED)
                                                                                -----------     -----------   -------------

         Revenues                                                                  101,612            (620)        100,992

         Cost of revenues                                                           64,319            (210)         64,109

         Selling and marketing expenses                                             22,526               -          22,526

         Amortization of acquisition valued intangible assets                          441             477             918

         Impairment of assets                                                        6,686          (2,450)          4,236

         Financial expenses                                                          2,078               -           2,078

         Financial income                                                           (1,220)           (282)         (1,502)

         Taxes on income                                                              (492)             66            (426)

         Discontinued operations                                                      (404)              -            (404)

         Net loss                                                                  (34,992)          1,911         (33,081)
                                                                                -----------     -----------     -----------


                                                                                           THREE MONTHS ENDED JUNE 30, 2002*
                                                                                  -------------------------------------------
                                                                                                                 ACCORDING TO
                                                                                  AS REPORTED      ADJUSTMENT    ISRAELI GAAP
                                                                                  -----------     -----------    ------------
                                                                                  $ THOUSANDS     $ THOUSANDS     $ THOUSANDS
                                                                                  -----------     -----------    ------------
                                                                                    (AUDITED)       (AUDITED)       (AUDITED)
                                                                                  -----------     -----------    ------------

         Revenues                                                                    174,139          (1,048)        173,091

         Cost of revenues                                                            106,596            (216)        106,380

         Selling and marketing expenses                                               29,927             (65)         29,862

         Amortization of acquisition valued intangible assets                            440             (46)            394

         Impairment of assets                                                              -             533             533

         Financial expenses                                                            4,342            (157)          4,185

         Financial income                                                             (7,467)          2,504          (4,963)

         Taxes on income                                                              (2,106)            370          (1,736)

         Discontinued operations                                                      (1,094)           (570)         (1,664)

         Net loss                                                                     (7,466)         (3,801)        (11,267)
                                                                                    ---------       ---------       ---------


         (*)      Reclassified.

B.       CONSOLIDATED ITEMS OF BALANCE SHEETS

                                                             JUNE 30, 2003                                (*) JUNE 30, 2002
                                 ------------------------------------------     -------------------------------------------
                                                               ACCORDING TO                                    ACCORDING TO
                                 AS REPORTED     ADJUSTMENTS   ISRAELI GAAP     AS REPORTED   ADJUSTMENTS(*)   ISRAELI GAAP
                                 -----------     -----------    -----------     -----------   -----------       -----------
                                 $ THOUSANDS     $ THOUSANDS    $ THOUSANDS     $ THOUSANDS   $ THOUSANDS       $ THOUSANDS
                                 -----------     -----------    -----------     -----------   -----------       -----------
                                 (UNAUDITED)     (UNAUDITED)    (UNAUDITED)     (UNAUDITED)   (UNAUDITED)       (UNAUDITED)
                                 -----------     -----------    -----------     -----------   -----------       -----------


Trade receivables                   175,597           1,235        176,832         252,504           9,610         262,114
Inventories                         137,788            (422)       137,366         217,959          (3,456)        214,503
Other assets goodwill
 and other intangible
 assets                              24,285           2,242         26,527          45,585           1,405          46,990
Accumulated other
 comprehensive loss                    (176)            176              -            (403)            403               -
Shareholders' equity                607,102           3,055        610,157         743,044           7,559         750,603


                                                         (*) DECEMBER 31, 2002
                                   -------------------------------------------
                                                                  ACCORDING TO
                                   AS REPORTED   ADJUSTMENTS(*)   ISRAELI GAAP
                                   -----------   -----------       -----------
                                   $ THOUSANDS   $ THOUSANDS       $ THOUSANDS
                                   -----------   -----------       -----------
                                     (AUDITED)     (AUDITED)         (AUDITED)
                                   -----------   -----------       -----------


Trade receivables                     207,315           7,130         214,445
Inventories                           149,747          (1,227)        148,520
Other assets goodwill
 and other intangible
 assets                                37,840             693          38,533
Accumulated other
 comprehensive loss                    (1,832)          1,832               -
Shareholders' equity                  646,400           6,596         652,996


(*) Including adjustments required from reclassification of assets and liabilities of discontinued operation as required by the Israeli GAAP.